

Mail Stop 3720

May 19, 2006

Mr. Bryan Chance
Chief Financial Officer
Titan Global Holdings, Inc.
44358 Old Warm Springs Boulevard
Fremont, California 94538

> **Re:** **Titan Global Holdings, Inc.**
> **Form 10-KSB for Fiscal Year Ended August 31, 2005**
> **Filed January, 23, 2006**
>
> **Forms 10-QSB for Fiscal Quarters Ended February 28, 2006**
> **File No. 0-32847**

Dear Mr. Chance:

We have reviewed your supplemental response letter dated May 3, 2006 as well as your filing and have the following comments. As noted in our comment letter dated March 23, 2006, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for Fiscal Year Ended August 31, 2005

General

1. In our prior comment letter dated March 23, 2006, we requested that the Company provide, in writing, a statement acknowledging that

   - the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please furnish the requested statement in your response.

Critical Accounting Policies, page 38

2.	We note your response to comments 3 and 4 and your statement that you did not identify the temporary drop in orders as an event or change in circumstances which indicated that an analysis for impairment of such long-lived assets was warranted. You also state that you do not consider your long-lived and intangible assets impairment policies to be critical accounting estimates. Since your accounting estimates and assumptions related to your long-lived and intangible assets are highly uncertain and susceptible to change, provide the critical accounting policies for these assets as previously requested.

Summary of Significant Accounting Policies: Consolidated Policy, page 48

3.	We note your response to comment 5 where you appear to imply that you do not believe that Oblio Telecom, Inc is a variable interest entity. If you believe that Oblio Telecom, Inc. is not a variable interest entity, provide us with a detailed analysis of paragraph 5 of FIN 46R. In addition, address the remaining portion of our previous comment # 5. Your response should be detailed and include reference to specific paragraphs in FIN 46R.

Loans and Notes Payable, page 57 and Laurus Loans, page 57

4.	Please refer to prior comment 9. We understand that you are still considering our comments.

5.	Please refer to page 1 of your Form 10-QSB for the fiscal quarter ended February 28, 2006. You state that you responded to the Staff that you believed these instruments were "conventional" at the time of issuance. However, your response does not address this conclusion.

6.	Please refer to page 19 of your Form 10-QSB for the fiscal quarter ended February 28, 2006. You state that you reversed previously amortized beneficial conversion features of your debt instruments. If this reversal relates to your potential application of FAS 133 and EITF 00-19, tell us why it is appropriate to reverse the beneficial conversion features before you have completed your analysis of SFAS 133 and EITF 00-19.

CapitalSource Loans, page 61

7.   We note your response to prior comment #10 which states that you reversed the
        effect of capitalizing loan fees of $14,312,000. However, your current disclosure
        in the fourth paragraph is not consistent with your response. Please revise or
        advise.

Other Loans, page 63

8.   Please refer to prior comment #11. Tell us if the waiver was for more than one
        year from the most current balance sheet date. If not, tell us why it is appropriate
        to classify this note as a long-term liability under SFAS 78 and/or EITF 86-30.

Commitment and Contingencies, page 67 and Contingencies, page 68

9.   Please refer to prior comment #12. Tell us how you evaluated the guidance in
        SFAS 143 in concluding that you do not have any material asset retirement
        obligations.

Stockholder's Equity, page 68

10.   Please refer to prior comment #13. It appears to us that the $507,000 should be
        recognized as expense when the services were rendered to you and not as a
        deferred stock issuance costs. Revise or advise.

11.   Please refer to prior comment #14. Tell us how you accounted for the $120,000
        paid by ICT and provide us with the related journal entries.

Form 10-Q for the Fiscal Quarter Ended February 28, 2006

Unaudited Condensed Consolidated Statements of Operations, page 4

12.   We note your response to comment 16. Please delete the subtotal after "Cost of
        sales" and revise your presentation to disclose the amount of applicable
        depreciation and amortization that is excluded from "Cost of sales."

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response in EDGAR. You may contact Inessa Berenbaum, Senior Staff Accountant, at (202) 551-3371 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director